February 10, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:            Premier Beverage Group Corp. (f/k/a DAM Holdings Inc.)
Form 8-K
Filed October 24, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to your comments in your correspondence with respect to the above-captioned matter dated January 9, 2012. Our responses are set forth herein immediately below your comments, which are underscored and numbered consistent with your letter.

Premier Beverage Group Corp. is referred to herein as the “Registrant” or the “Company.”

1.
We note your response to comment 2 in our letter dated November 16, 2011. Please provide the nature of any material relationship, other than in respect of the transaction, between you or any of your affiliates or any of your directors or officers, or any associate of any such director or officer; and the individuals named in your response. See Item 2.01(c) of Form 8-K.

There is no relationship, other than in respect of the transaction, between the persons from who the Registrant acquired the assets in the merger and the Registrant and its affiliates or the sole director of the Registrant (who was also the Registrant’s sole officer) or any associate of any such director/officer.

2.
We note your response to comment 8 in our letter dated November 16, 2011 and we reissue the comment. Currently you disclose the year you started business. Please revise to clarify, if true, that this was also your year of organization.

OSO USA LLC filed its Certificate of Formation with the Secretary of State of Delaware on April 22, 2009. The 8-KA has been amended to clarify that the year of organization and the year the business commenced is 2009.

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
February 10, 2012

3.
We note your response to prior comment 15. However you have not included discussions of your results of operations for the nine months ended September 30, 2011 compared to September 30, 2010. Please revise. Refer to Item 303(b)(2) of Regulation S-K.

The results of operations for the nine months ended September 30, 2011 compared to September 30, 2010 have been disclosed in the amended 8-KA.

4.	We note your discussions of operating activities for the nine months ended September 30, 2011 are not consistent with the interim financial statements presented. Please revise.

The 8-KA has been revised to eliminate any inconsistencies.

5.
We note your disclosure here that 61,111,676 shares of common stock were issued and outstanding after the closing of the merger. Considering 1,291,939 shares of common stock were issued and outstanding as of September 30, 2011 and 50,000,000 shares were issued in the merger, please reconcile the pre merger and post merger shares of common stock issued and outstanding and revise your disclosures as appropriate.

The 8-KA stated that “[o]n October 15, 2011, the Company issued 8,880,000 newly issued shares of the Company’s Common Stock to two creditors of the Company pursuant to the conversion of debt held by such creditors into shares of the Company’s Common Stock.” That number of newly issued shares plus the 1,291,939 existing shares plus the merger consideration of 50,000,000 shares equals 60,171,939 shares. As a result of late changes to the Merger Agreement, a total of 9,819,737, not 8,880,000 shares, were issued to the two creditors, which reconciles the total number of issued and outstanding shares at 61,111,676. This is consistent with the Registrant’s representation in Section 2(h) of the Merger Agreement that “[a]s of the Closing … (i) no more than 11,111,939 shares of DAMH common stock shall be issued and outstanding….”As we said in response to comment 20 in your first comment letter, the number of shares outstanding as of October 19, 2011, the effective date of the merger, has been revised to 61,111,676 [from 61,111,939] based on final information from the transfer agent.

The 8-KA has been amended to correct this error.

6.
We note your response to comment 22 in our letter dated November 16, 2011. Please amend your Form 8-K to include the details provided in your response regarding financial sophistication of the securities purchasers. Also, since your response claims the safe harbor available under Rule 506 of Regulation D, please tell us why you have not filed Form D with the Commission no later than 15 calendar days after the first sale of the securities in the offering as required by Rule 503 of Regulation D.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
February 10, 2012

The 8-KA has been revised to provide details regarding the financial sophistication of the securities purchasers in the two private placement transactions referred to therein. Prior counsel to the Registrant has advised us that Rule 506 was not relied in either of these transactions and that, accordingly, Form Ds were not required to be filed.

7.
We note your response to prior comment 26. However, since the transaction is accounted for as a reverse merger (recapitalization), the historical financial statements of OSO USA LLC will become the financial statements of the Registrant and are not provided pursuant to Rule 3-05 or Rule 8-04 of Regulation S-K. These financial statements are presumed to be those of a registrant since they are filed in compliance with Form 10 requirements. Accordingly, an audit report on the financial statements of OSO USA LLC included in the Form 8-K filed with the SEC by the issuer in a reverse merger following consummation, must be issued by a public accounting firm registered with the PCAOB and must comply with the Auditing Standard No. 1, References in Auditors’ Reports to the Standards of the Public Company Accounting Oversight Board as approved by the Commission which requires that an auditor’s report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB to state that the engagement was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Accordingly, please advise your auditor to revise its report to conform to Auditing Standards No. 1. Refer to Release No. 34-49708.

Our auditor has revised its report in the amended 8-KA consistent with its discussions with the accounting staff.

8.
We note your response to prior comment 32 that Fury Distribution, Inc. is a shareholder. However, you have not disclosed the relationship between OSO USA LLC and Fury Distribution, Inc. and the related party transactions and disclosures required by ASC 850-10-50-1. Please revise.

The footnote disclosure in the amended 8-KA has been revised to include the disclosures required by ASC 850-10-50-1.

9.	Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

The interim financial statements have been revised to conform to changes, if any, made in the annual financial statements as a result of your comments.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
February 10, 2012

10.
We note your response to prior comment 34. However, pro forma financial statements giving effect to the merger transaction are required by Rule 8-05 of Regulations S-X if the transaction is material. It appears to us that the merger with OSO is material to DAM Holdings. Please revise to include the pro forma financial statements.

Pro forma financial statements giving effect to the merger transaction have been included in the amended 8-KA.

* * *

 This is to certify that we acknowledge:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PREMIER BEVERAGE GROUP CORP.

BY: /s/ Fouad Kallamni
        Fouad Kallamni
        President